Exhibit 99.1

LAIX Inc. Announces First Quarter 2021 Unaudited Financial Results

SHANGHAI, May 26, 2021 – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial and Operating Highlights

•

Net income for the first quarter of 2021 was RMB12.2 million (US$1.9 million), compared with a net loss of RMB34.7 million for the previous quarter and a net loss of RMB197.0 million for the same quarter last year.

•	Gross margin for the first quarter of 2021 was 77.6%, compared with 75.4% for the previous quarter and 65.5% for the same quarter last year.

•

Gross billings[1] for the first quarter of 2021 were RMB154.4 million (US$23.6 million), a 9.8% decrease from RMB171.1 million for the previous quarter and a 56.2% decrease from RMB352.7 million for the same quarter last year.

•

Net revenues for the first quarter of 2021 were RMB198.5 million (US$30.3 million), a 15.7% decrease from RMB235.5 million for the previous quarter and a 13.0% decrease from RMB228.3 million for the same quarter last year.

•

Sales and marketing expenses for the first quarter of 2021 were RMB92.9 million (US$14.2 million), a 38.2% decrease from RMB150.4 million for the previous quarter and a 64.9% decrease from RMB264.7 million for the same quarter last year.

•	Operating cash outflow for the first quarter of 2021 was RMB57.3 million (US$8.7 million), compared with RMB83.3 million for the previous quarter and RMB99.8 million for the same quarter last year.

[1]

“Gross billings” for a certain period refer to the total amount of cash received from the sale of course packages in that period net of the total amount of cash refunds paid to users in the same period.

•

Approximately 0.3 million paying users purchased the Company’s courses and services for the first quarter of 2021, compared with approximately 0.4 million paying users for the previous quarter and approximately 0.9 million paying users for the same quarter last year, primarily attributable to the Company’s stringent cost control in user acquisition expenditures.

Management Comments

Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX, commented, “We proactively made efforts in enhancing our operating efficiency and optimizing our organizational structure, driving margin expansion and improved profitability. First quarter gross margin further expanded to 77.6% from 75.4% in the previous quarter. More notably, we achieved meaningful profitability on a quarterly basis for the first time ever, reporting a net income of RMB12.2 million, compared with a net loss of RMB34.7 million in the previous quarter. These numbers reiterate our firm commitment and strong execution capabilities, when it comes in cost controls. Our focus going forward is to balance profitability by improving operating leverage while at the same time executing our strategic initiatives to propel our operational growth.”

First Quarter 2021 Financial Results

Net Revenues

Net revenues for the first quarter of 2021 were RMB198.5 million (US$30.3 million), a 15.7% decrease from RMB235.5 million for the previous quarter and a 13.0% decrease from RMB228.3 million for the same quarter last year. The quarter-over-quarter decrease was primarily attributable to a decrease in gross billings caused by the Company’s stringent cost control in user acquisition expenditures.

Cost of Revenues

Cost of revenues for the first quarter of 2021 was RMB44.4 million (US$6.8 million), a 23.2% decrease from RMB57.8 million for the previous quarter and a 43.6% decrease from RMB78.8 million for the same quarter last year. The quarter-over-quarter change was primarily due to the decrease in salaries and welfare for full-time employees, and savings in IT service fee.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2021 was RMB154.1 million (US$23.5 million), a 13.2% decrease from RMB177.6 million for the previous quarter and a 3.1% increase from RMB149.5 million for the same quarter last year.

Gross margin for the first quarter of 2021 was 77.6%, compared with 75.4% for the previous quarter and 65.5% for the same quarter last year.

Operating Expenses

Total operating expenses for the first quarter of 2021 were RMB145.4 million (US$22.2 million), a 32.5% decrease from RMB215.2 million for the previous quarter and a 58.0% decrease from RMB346.1 million for the same quarter last year. The changes were primarily due to stringent cost control in user acquisition expenditures and the improvement in operating efficiency.

Sales and marketing expenses for the first quarter of 2021 were RMB92.9 million (US$14.2 million), a 38.2% decrease from RMB150.4 million for the previous quarter and a 64.9% decrease from RMB264.7 million for the same quarter last year. The decrease was primarily due to (i) the Company’s stringent cost control in advertising and user acquisition expenditures; and (ii) the decrease in salaries and staff benefits due to the efficiency improvement of personnel management. Sales and marketing expenses as a percentage of net revenues decreased to 46.8% for the first quarter of 2021, compared with 63.9% for the previous quarter and 115.9% for the same quarter last year.

Research and development expenses for the first quarter of 2021 were RMB33.7 million (US$5.1 million), a 9.3% decrease from RMB37.2 million for the previous quarter and a 43.1% decrease from RMB59.2 million for the same quarter last year. The changes were primarily due to the efficiency improvement in personnel management. Research and development expenses as a percentage of net revenues was 17.0% for the first quarter of 2021, compared with 15.8% for the previous quarter and 25.9% for the same quarter last year.

General and administrative expenses for the first quarter of 2021 were RMB18.7 million (US$2.9 million), a 32.2% decrease from RMB27.6 million for the previous quarter and a 15.3% decrease from RMB22.1 million for the same quarter last year. The changes were primarily due to an impairment loss on leasehold improvement in the previous quarter. General and administrative expenses as a percentage of net revenues decreased to 9.4% for the first quarter of 2021, compared with 11.7% for the previous quarter and 9.7% for the same quarter last year.

(Loss)/income from Operations

Income from operations for the first quarter of 2021 was RMB12.8 million (US$2.0 million), compared with a loss from operations of RMB37.6 million for the previous quarter and a loss from operations of RMB196.5 million for the same quarter last year.

Adjusted EBITDA2

Adjusted EBITDA for the first quarter of 2021 was RMB25.3 million (US$3.9 million), compared with an adjusted EBITDA loss of RMB21.6 million for the previous quarter and an adjusted EBITDA loss of RMB182.5 million for the same quarter last year.

Foreign exchange related (losses)/gains, net

Foreign exchange loss was RMB0.9 million (US$0.1 million) in the first quarter of 2021, compared with a foreign exchange gain of RMB3.9 million for the previous quarter and a foreign exchange loss of RMB2.3 million for the same quarter last year.

Net (loss)/income

Net income for the first quarter of 2021 was RMB12.2 million (US$1.9 million), compared with a net loss of RMB34.7 million for the previous quarter and a net loss of RMB197.0 million for the same quarter last year.

[2]

“Adjusted EBITDA” is a non-GAAP measure, which represents EBITDA before share-based compensation expenses. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization. See “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Adjusted net income3 for the first quarter of 2021 was RMB19.0 million (US$2.9 million), compared with an adjusted net loss of RMB29.9 million for the previous quarter and an adjusted net loss of RMB189.2 million for the same quarter last year.

Basic and diluted net income per ordinary share attributable to ordinary shareholders for the first quarter of 2021 was RMB0.24 (US$0.04), compared with basic and diluted net loss per ordinary share attributable to ordinary shareholders of RMB0.70 for the previous quarter and basic and diluted net loss per ordinary share attributable to ordinary shareholders of RMB3.99 for the same quarter last year.

Balance Sheet & Cashflows

As of March 31, 2021, the Company’s cash, cash equivalents, restricted cash and short-term investments totaled RMB172.6 million (US$26.3 million), compared with RMB229.6 million as of December 31, 2020. As of March 31, 2021, the Company’s deferred revenue and long-term deferred revenue totaled RMB687.4 million (US$104.9 million), compared with RMB746.2 million as of December 31, 2020.

Net cash used in operating activities were RMB57.3 million (US$8.7 million) and RMB99.8 million for the three months period ended March 31, 2021 and 2020, respectively. As of March 31, 2021, the Company’s total shareholders’ deficit was RMB692.2 million (US$105.7 million) and the current liabilities exceeded the current assets by RMB722.4 million (US$110.3 million).

The Company’s liquidity to meet its future working capital is based on its ability to enhance user engagement and retention while optimizing traffic acquisition strategy to efficiently control and reduce user related costs. The Company will further preserve liquidity and manage cash flows by reducing various discretionary expenditure. The Company’s liquidity is also based on its ability to obtain capital financing from equity or debt investors. Currently, the Company believes that it has sufficient cash to fund operations for at least the next 12 months with the implementation of the abovementioned measures.

[3]	“Adjusted net (loss)/income” is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Outlook

For the second quarter of 2021, the Company currently expects:

•

Net revenues to be between RMB160.0 million to RMB180.0 million, which would represent a decrease of approximately 19.4% to 9.3% from RMB198.5 million for the first quarter of 2021; and a decrease of approximately 40.6% to 33.2% from RMB269.4 million for the same quarter last year;

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on May 26, 2021 (9:00 AM Beijing/Hong Kong time on May 27, 2021).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-877-396-2308
International:	+1-647-689-5527
Mainland China:	400-048-6136 or 400-043-3098
Hong Kong:	+852-5803-0358
Conference ID:	2461727

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.laix.com/investors.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that the Company includes in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management of the Company in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as an alternative to (loss)/income from operations, net (loss)/income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the rate in effect as of March 31, 2021 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LAIX’s goals and strategies; LAIX’s future business development, results of operations and financial condition; the expected growth of the education market; LAIX’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the COVID-19 to LAIX’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.

LAIX INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	137,996	117,372	17,914
Restricted cash	511	1,588	242
Short-term investments	91,049	53,614	8,183
Accounts receivable, net	5,892	5,977	912
Prepayments and other current assets	58,272	48,212	7,359

Total current assets	293,720	226,763	34,610

Non-current assets:
Property and equipment, net	30,074	26,776	4,087
Investment in equity fund	5,711	5,751	878
Intangible assets, net	14,341	12,788	1,952
Operating lease right-of-use assets, net	82,488	60,796	9,279
Other non-current assets	5,866	4,779	729
Deferred tax assets	13,547	13,547	2,068

Total non-current assets	152,027	124,437	18,993

Total assets	445,747	351,200	53,603

LIABILITIES
Current liabilities:
Accounts payable	83,576	69,539	10,614
Deferred revenue	689,325	642,826	98,114
Salary and welfare payable	132,433	109,893	16,773
Tax payable	77,327	77,000	11,752
Operating lease liability, current	31,845	29,307	4,473
Accrued liabilities and other current liabilities	19,382	20,576	3,141

Total current liabilities	1,033,888	949,141	144,867

Non-current liabilities:
Deferred revenue, non-current	56,905	44,610	6,809
Operating lease liability, non-current	56,903	39,942	6,096
Other non-current liabilities	10,614	9,716	1,483

Total non-current liabilities	124,422	94,268	14,388

Total liabilities	1,158,310	1,043,409	159,255

Shareholders’ deficit
Class A Ordinary shares	212	213	33
Class B Ordinary shares	121	121	18
Subscriptions Receivable from shareholders	(201)	(347)	(53)
Treasury Stock	(15,327)	(15,327)	(2,339)
Additional paid-in capital	1,198,852	1,206,143	184,093

Accumulated other comprehensive income	10,256	11,305	1,725
Accumulated deficit	(1,906,476)	(1,894,317)	(289,129)

Total shareholders’ deficit	(712,563)	(692,209)	(105,652)

Total liabilities and shareholders’ deficit	445,747	351,200	53,603

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended
	March 31 2020	December 31 2020	March 31 2021

	RMB	RMB	RMB	US$

Net revenues	228,338	235,459	198,544	30,304
Cost of revenues	(78,799)	(57,835)	(44,418)	(6,780)

Gross profit	149,539	177,624	154,126	23,524

Operating expenses:
Sales and marketing expenses	(264,740)	(150,409)	(92,926)	(14,183)
Research and development expenses	(59,219)	(37,182)	(33,710)	(5,145)
General and administrative expenses	(22,139)	(27,632)	(18,741)	(2,860)

Total operating expenses	(346,098)	(215,223)	(145,377)	(22,188)

Other operating income	18	—	4,097	625

(Loss)/income from Operations	(196,541)	(37,599)	12,846	1,961

Other (expenses)/income:
Interest income/(expenses)	683	(230)	(1,430)	(218)
Foreign exchange related (losses)/ gains, net	(2,319)	3,857	(948)	(145)
Change in fair value of short-term investment	517	(1,976)	29	4
Investment income	—	—	493	75
Other income, net	682	3,084	1,169	178

(Loss)/income before income taxes expenses	(196,978)	(32,864)	12,159	1,855

Income tax expenses	(29)	(1,818)	—	—

Net (loss)/income	(197,007)	(34,682)	12,159	1,855

Net (loss)/income attributable to LAIX Inc.’s ordinary shareholders	(197,007)	(34,682)	12,159	1,855

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended
	March 31 2020	December 31 2020	March 31 2021

	RMB	RMB	RMB	US$

Net (loss)/income	(197,007)	(34,682)	12,159	1,855
Other comprehensive income/(loss)
—Foreign currency translation adjustment, net of nil tax	6,776	(12,514)	1,049	160

Comprehensive (loss)/income	(190,231)	(47,196)	13,208	2,015

Net (loss)/income per Class A and Class B ordinary shares
—Basic	(3.99)	(0.70)	0.24	0.04
—Diluted	(3.99)	(0.70)	0.24	0.04
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic	49,359,565	49,557,682	49,637,358	49,637,358
—Diluted	49,359,565	49,557,682	50,242,298	50,242,298

LAIX INC.

Reconciliation of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars(“US$”)

except for percentage data)

	Three months ended
	March 31 2020	December 31 2020	March 31 2021
	RMB	RMB	RMB	US$

Net (loss)/income	(197,007)	(34,682)	12,159	1,855
Add:
Share-based compensation expenses	7,774	4,752	6,882	1,050
Depreciation of property, plant and equipment and amortization of Intangible assets	7,347	6,322	4,859	742
Income tax expenses	29	1,818	—	—
Subtract:
Interest (income)/expenses	(683)	230	1,430	218

Adjusted EBITDA	(182,540)	(21,560)	25,330	3,865

Net (loss)/income	(197,007)	(34,682)	12,159	1,855
Add back:
Share-based compensation expenses	7,774	4,752	6,882	1,050

Adjusted net (loss)/income	(189,233)	(29,930)	19,041	2,905